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Joel Freedman
June 15, 2011	Prudential Tower
800 Boylston Street
Boston, MA 02199-3600
T +1 617 951 7039 | F +1 617 235 0375
joel.freedman@ropesgray.com

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 4720

Washington, D.C. 20549

Attn: Gabriel Eckstein

Re:	MicroVision, Inc.

Registration Statement on Form S-1

Filed May 10, 2011

File No. 333-174103

Dear Mr. Eckstein:

On behalf of MicroVision, Inc., a Delaware corporation (the “Company”), we are writing in response to the comment letter, dated June 6, 2011 (the “Comment Letter”), of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company’s above-referenced Registration Statement on Form S-1, filed on May 10, 2011 (the “Registration Statement”).

For the convenience of the Staff’s review, we have set forth the comment contained in the Comment Letter in italics, followed by the response of the Company.

1.

We note that you are seeking to register the resale of 21,018,431 shares of common stock to be issued to Azimuth Opportunity Ltd. pursuant to your agreement dated May 4, 2011. We also note that you have previously registered 17,771,901 shares for resale by Azimuth on a prior registration statement declared effective on September 9, 2010. Based on the aggregate number of shares registered under these registration statements relative to the number of outstanding shares held by non-affiliates, this transaction can only proceed as an at-the-market offering if you are eligible to conduct a primary offering on Form S-3. Since it does not appear that you are eligible to conduct such an offering on Form S-3, please withdraw your registration statement. You may refile a registration statement including these securities 60 days from the date on which Azimuth and its affiliates have resold substantially all of the shares registered under your prior registration statement. Alternatively, you may reduce the number of shares being registered on this registration statement, or you may register the resale of shares issued under your agreement after the exercise of each put.

1.	Company Response:

MicroVision is of the view that, under its circumstances, it is permitted to register the resale by Azimuth of the shares of its common stock that it may put to Azimuth Opportunity Ltd. from time to time under the committed equity facility on the above referenced Form S-1 registration statement (the “2011 Registration Statement”).

The Company understands that substantially all of the 17,771,901 shares registered under registration statement declared effective on September 9, 2010 (the “2010 Registration Statement”) have been sold by Azimuth more than 60 days ago. As of March 31, 2011, only approximately 2,571,980 shares of common stock remained available for sale under the 2010 Registration Statement. When combined with the 21,018,431 shares registered under the Registration Statement, the combined total represents approximately 22.5% of the over 105 million outstanding shares held by non-affiliates. Also, as of 60 days before the filing of the Registration Statement on May 4, 2011, only 5,078,591 shares remained available for sale under the 2010 Registration Statement, less than 25% of the outstanding shares held by non-affiliates when combined with 21,018,431 shares registered under the Registration Statement. The Company also notes that Azimuth is not an affiliate of the Company. The Company understands that Azimuth currently holds just the 225,000 shares reflected in the Registration Statement and the facility expressly prohibits the Company from selling Azimuth shares if such sale would result in Azimuth owning 10% or more of the Company’s outstanding common stock.

The Company notes that the committed equity facility and Registration Statement meet the requirements set out by the Staff in the Compliance and Disclosure Interpretations (“CDIs”) under “Securities Act Sections” numbered 139.13: (i) the Company has “completed” the private transaction of all of the shares it is registering for resale prior to the filing of the Registration Statement - Azimuth is bound to purchase all the shares registered for resale, as only the Company has the right to exercise the put and, except for conditions outside Azimuth’s control, Azimuth is irrevocably bound to purchase the shares once the company exercises the put (see CDI 139.15); (ii) the Registration Statement is on Form S-1, the form that the Company is eligible to use for a primary offering and (iii) in the prospectus included in the Registration Statement, Azimuth is identified as an underwriter (see the fourth sentence of the second paragraph under “plan of Distribution”), as well as a selling shareholder.

2.	In the forepart of your prospectus, please disclose the going concern limitation expressed in the accountant’s report dated March 9, 2011 regarding the December 31, 2010 financial statements. In addition, disclose your net losses for each of the periods for which financial statements are required, as well as your accumulated deficit as of March 3, 2011.

2.	Company Response:

The Company notes that such language is included in the Prospectus as it is incorporated by reference to the Company’s filings with the Commission. However, in response to this comment the Company has added additional language under the Section “Risk Factors” in the amended Registration Statement.

3.	Please include appropriate risk factors to disclose the risks presented by the equity line agreement. For instance, the risk factors should discuss, without limitation:

•	The dilutive effect of the pricing mechanism on existing security holders; and

•	The likelihood that you will have access to the full amount available under the equity line agreement.

3.	Company Response:

The Company notes that such language is included in the Prospectus as it is incorporated by reference to the Company’s filings with the Commission. However, in response to this comment the Company has added additional language under the Section “Risk Factors” in the amended Registration Statement

4.	Please provide an opinion of counsel that does not contain the inappropriate limitation on reliance that appears in the last paragraph of the opinion.

4.	Company Response:

We have revised the opinion of counsel to and replaced the limitation language with the following:

“This opinion is for your benefit in connection with the Registration Statement and may be relied upon by you and by persons entitled to rely upon it pursuant to the applicable provisions of the Act.”

*    *    *

Shortly after the filing of this response letter, the Company plans on sending an acceleration request, and, accordingly, it would appreciate receiving any additional comments on the Registration Statement or receiving advice that there are no further comments on the Registration Statement as soon as possible.

We hope that the foregoing has been responsive to the Staff’s comment. Should you have any questions relating to the foregoing, please contact the undersigned at (617) 951-7309.

Very truly yours,

/s/ Joel Freedman
Joel Freedman
Ropes & Gray LLP